FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 19, 2005

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated July 19, 2005.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 19, 2005
ARM HOLDINGS PLC

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

EMBARGOED UNTIL 7.00am BST 19 Jul 2005

ARM HOLDINGS PLC - RESULTS FOR THE SECOND QUARTER AND SIX MONTHS ENDED 30 JUNE 2005

First half 2005 dollar revenues up 22% year on year. Rolling share buyback programme announced

CAMBRIDGE, UK, 19 July 2005—ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] announces its unaudited financial results for the second quarter and the six months ended 30 June 2005

HIGHLIGHTS (US GAAP)

Second quarter ended 30 June 2005

  Total revenues in Q2 2005 at £57.8 million, up from £55.0 million in Q1 2005. Total dollar revenues* in Q2 2005 at $105.5 million, up 21% on the aggregate revenues of $87.3 million(see note 7.14) reported by ARM and Artisan as independent companies in Q2 2004. The acquisition of Artisan was completed on 23 December 2004

  At $81.9 million, dollar revenues* from the original ARM business 25% ahead of Q2 2004. Licensing and royalty revenues up in dollar terms* 28% and 26% respectively on Q2 2004. 20 licenses for microprocessor cores signed in the quarter. Average royalty rate at 8.5 cents, up from 8.1 cents in Q1 2005 and 8.0 cents in Q4 2004

  At $23.6 million, dollar revenues* from the Physical Intellectual Property Division (PIPD), the former Artisan business, up 7% on Q2 2004. Licensing revenues of $17.9 million at record levels and 26% up on Q2 2004. PIPD royalty revenues at $5.7 million, down $2.1 million sequentially due primarily to lower catch-up royalties in Q2 2005 and lower foundry utilization levels in calendar Q1 2005

  Guidance for full year 2005 dollar revenue growth revised to 15-20%. Expectation for full year 2005 sterling revenues and profits unchanged

  Operating margin, excluding acquisition-related charges of £6.2 million and other deferred stock-based compensation of £0.5 million, at 31.8%(7.1), comprising 32.1% in the original ARM business and 30.9% in PIPD

  Income before income tax at £12.9 million, including acquisition-related charges of £6.2 million and other deferred stock-based compensation of £0.5 million. Income before income tax, excluding these charges, at £19.6 million

  Consolidated cash position of £154.6 million(7.6) at 30 June 2005. Net cash generation of £18.6 million in the quarter before payment of the 2004 final dividend of £5.8 million

  Earnings per fully diluted share in Q2 2005 of 0.7 pence (3.8 cents per ADS**). Earnings per fully diluted share, before acquisition-related charges of £6.2 million and other deferred stock-based compensation of £0.5 million, at 1.0 pence(7.9) (5.6 cents per ADS**)

  Interim dividend of 0.34 pence per share declared, up 21% on 2004 interim dividend

  Rolling share buyback programme announced, reflecting the strength of the Group’s balance sheet and the anticipated strong cash flow generation going forward

* Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Approximately 95% of invoicing is in dollars.

** Each American Depositary Share (ADS) represents three shares.

Commenting on the results, Warren East, Chief Executive Officer, said:

“We are pleased to report 22% growth in dollar revenues across our business in the first half of 2005. Strong licensing activity in Q2, both in the traditional ARM® microprocessor business and in the Physical IP business, gives us increased confidence in the potential for sustained growth in royalty revenues into the future.”

Tim Score, Chief Financial Officer, added:

“Given the Group’s strong balance sheet, healthy operating margins and consistent cash flow generation, the Board has decided to supplement the progressive dividend introduced in 2004 with the announcement of a rolling share buyback programme. The Group’s commitment to revenue growth and investment in innovative technology remains unchanged.”

Operating review

Original ARM licensing and product development
 Licensing revenues in the original ARM business have grown sequentially over the last nine quarters. With 20 licenses for microprocessor cores being signed in Q2, a total of 37 licenses for microprocessor cores were signed in the first half of 2005, compared to 34 licenses in the first half of 2004. These 37 licenses comprised 12 multi-use licenses and 25 per-use licenses. As well as signing licenses for some of our new technologies, our partners continue to sign licenses for ARM technology that has been available for a number of years. Of the 37 licenses signed in the first half, eight were for ARM7™ family products and 20 were for ARM9™ family products, demonstrating again the longevity of the ARM technology portfolio. 17 new companies joined the ARM partnership in the first half, including our first licensee in India, bringing the total number of semiconductor partners at the end of June 2005 to 157.

Original ARM royalty revenues and unit shipments
 Royalty revenues earned in the original ARM business in the first half of 2005 were $62.8 million on 758 million units shipped, up 28% and 34% respectively on the first half of 2004.

Royalty revenues recognized in Q2 2005 (we receive and report royalty data one quarter in arrears) were $31.2 million on 369 million units shipped, up 26% and 29% respectively on the same period a year ago. The average royalty rate reported in the second quarter was 8.5 cents, up for the second successive quarter. Of the total reported unit shipments in Q2, 30% related to units based on ARM9 family technology. The mobile segment accounted for 66% of unit shipments in the second quarter. Units shipped in segments other than mobile amounted to 124 million, up 44% on Q2 2004. The total number of partners shipping ARM technology-based product at the end of Q2 is 62, with royalties being received from one of our partners in China for the first time in the quarter.

PIPD revenues
 Total revenues earned by PIPD in Q2 2005 were $23.6 million, compared to $24.0 million in Q1 2005 and $22.0 million in Q2 2004. Reported revenues in Q2 2005 comprised record license revenues of $17.9 million and royalty revenues of $5.7 million, compared to $16.2 million and $7.8 million respectively in Q1 2005.

PIPD license revenues
 As well as being a record quarter for license revenues for PIPD, Q2 has seen a number of important developments with regard to the adoption of physical IP from ARM. Having licensed PIPD technology to two traditional ARM semiconductor partners in Q1, another ARM partner licensed technology from PIPD in Q2. Further, there have been some important announcements of success in the traditional PIPD business. In May 2005, ARM and UMC announced that they had signed an agreement for ARM to provide its Artisan® Metro™ low-power IP platform for UMC’s advanced 130-nanometer process technology. Also in May, it was announced that IBM and Chartered Semiconductor Manufacturing are offering the ARM Artisan Metro low-power platform and the ARM Artisan Velocity™ high-speed PHY series for their jointly developed 90-nanometer common process platform. In June, it was announced that this collaborative development was being extended in order to make the low-power platform available for IBM-Chartered’s 65-nanometer low-power common process platform. It was also announced in June that the ARM Artisan Metro low-power standard cell libraries, memory compilers and I/Os have been selected for IBM’s newest 65-nanometer ASIC product offering.

PIPD royalty revenues
 As with the original ARM business, PIPD receives and reports royalty data one quarter in arrears. PIPD carries out an ongoing dialogue with its foundry partners to ensure that royalty payments are accurate and up to date. This process includes regular audits being carried out by third party accounting firms. As a result, reported quarterly royalty revenues will often include amounts which relate to shipments made in prior periods (“catch-up” royalties). Such amounts are hard to forecast and have varied significantly from quarter to quarter.

Royalty revenues in Q1 2005 of $7.8 million included approximately $0.8 million of “catch-up” royalties, implying an underlying level of royalties of $7 million. Royalty revenues in Q2 2005 of $5.7 million do not include any meaningful “catch-up” royalties. Despite the market share gains made by PIPD in the quarter, the combination of lower utilization levels and pricing pressure in the foundries resulted in a sequential reduction of $1.3 million in the underlying level of PIPD royalties. Underlying royalty revenues in Q2 2004, excluding “catch-up” royalties, were $5.4 million.

Notwithstanding the sequential reduction in PIPD underlying royalty revenue in Q2, we remain confident that the medium term trend in PIPD royalties will be upwards based on the significant increase in the number of license downloads of PIPD technology in the last 2 years (as with the original ARM business, royalties typically accrue between 2 and 4 years after a license has been signed), the increase in the average royalty rate inherent in the majority of foundry license agreements signed in recent years and the increase in the number of foundries that have taken licenses to manufacture PIPD technology-based products.

Market conditions, current trading and prospects
 Against the anticipated flatter trading environment in the semiconductor industry in the first half of 2005, we are encouraged that dollar revenues have grown in excess of 20% year on year.

Taking into account the first half performance, the level of order backlog at the end of June and the healthy sales opportunity pipeline going into the second half, we are confident of achieving year on year dollar revenue growth for the Group as a whole of between 15% and 20% in the full year 2005. The revision to our previous guidance for year on year dollar revenue growth of at least 20% (assuming a normalised base for PIPD revenues in calendar 2004 of approximately $95 million), takes into account the level of PIPD royalty revenues reported in the first half of 2005 and the likely growth trajectory of PIPD royalties in the second half.

Although we have revised guidance for dollar revenue growth our expectations for sterling revenues, assuming the current dollar/sterling FX rate persists through the second half of 2005, are unchanged. This is because approximately 95% of the group’s invoicing is in dollars and consequently our sterling reported revenues benefit from the strengthening dollar.

Financial review
 (US GAAP unless otherwise stated)

Second quarter ended 30 June 2005

Total revenues
 Total revenues for the second quarter of 2005 amounted to £57.8 million. In US dollar terms*, second quarter revenues of $105.5 million were 21% up on the aggregate ARM and Artisan revenues of $87.3 million(7.14) in Q2 2004. The effective US dollar to sterling exchange rate for ARM in Q2 2005 was $1.82 compared to $1.875 in Q1 2005 and $1.77 in Q2 2004.

License revenues
 Total license revenues in the second quarter were £28.0 million representing 48% of group revenues. License revenues comprised £18.1 million from the original ARM business and £9.9 million from PIPD. In US dollar terms*, license revenues from the original ARM business of $33.0 million in Q2 2005 were 10% ahead of Q1 2005 and 30% up on Q2 2004. License revenues in PIPD of $17.9 million in Q2 2005 were 10% up on Q1 2005 and 26% up on Q2 2004.

20 licenses for microprocessor cores were signed in the second quarter of 2005. Nine new partners took a total of nine per use licenses; two for the ARM7TDMI® processor, five for the ARM926EJ™ processor, one for the ARM946E™ processor and one for the ARM922T™ processor.

A further 11 licenses were signed with 11 of our existing partners. These comprised one derivative and one upgrade to the ARM7 family, three derivatives and two upgrades to the ARM9 family, one derivative to the ARM11™ family, one derivative and one upgrade to the SecurCore™ family and one upgrade to the Cortex™-M3 processor.

The Group order backlog at the end of Q2 was approximately 5% down on the level at the end of Q1 as the 20 licenses for microprocessor cores signed in the second quarter comprised for the most part licenses for more mature products. The sales pipeline represents a more typical blend of opportunities for both newer and more mature products which underpins our confidence that order backlog will trend upwards in the medium term.

Royalty revenues
 Total royalty revenues in the second quarter were £20.1 million representing 35% of total group revenues. Royalty revenues comprised £17.0 million from the original ARM business and £3.1 million from PIPD. In US dollar terms*, royalty revenues from the original ARM business of $31.2 million in Q2 2005 were at a similar level to Q1 2005, notwithstanding the impact of seasonality in mobile shipments, and were 25% up on Q2 2004.

Development Systems and Service revenues
 Sales of development systems in Q2 2005 were £6.3 million, representing 11% of total group revenues, up from £5.7 million in Q1. In US dollar terms, development systems revenues were $11.6 million this quarter, 33% up on Q2 2004. Service revenues in Q2 2005 were £3.4 million representing 6% of total group revenues.

Gross margins
 Group gross margins for the second quarter were 89%, comprising 94% for the original ARM business and 73% for PIPD.

Operating expenses and operating margins
 Total group operating expenses in Q2 2005 were £40.0 million, including acquisition-related charges of £6.2 million and other deferred stock-based compensation of £0.5 million. Excluding these charges, operating expenses in the quarter were £33.2 million, comprising £27.3 million related to the original ARM business and £5.9 million to PIPD, compared to £30.9 million in Q1 2005.

Total research and development expenses were £15.8 million in Q2 2005, representing 27% of revenues, compared to £14.7 million or 27% of revenues in Q1 2005. Total sales and marketing costs in Q2 2005 were £8.3 million or 14% of revenues compared to £8.3 million or 15% of revenues in Q1 2005. Total general and administrative expenses in Q2 2005 were £9.2 million, representing 16% of revenues compared to £7.8 million or 14% of revenues in Q1 2005. Of the net sequential increase in general and administrative expenses of £1.4 million in Q2 2005, £1.0 million relates to the net impact of foreign exchange movements.

Operating margin in Q2 2005 was 20.2% compared to 20.9% in Q1 2005. Operating margin, excluding acquisition-related charges of £6.2 million and other deferred stock-based compensation of £0.5 million, was 31.8% (7.1) in Q2 2005 compared to 32.4% (7.2) , excluding non-recurring and acquisition-related charges of £6.0 million and other deferred stock-based compensation of £0.3 million, in Q1 2005. Operating margin of 31.8% in Q2 2005 comprises 32.1% in the original ARM business and 30.9% in PIPD.

Interest receivable
 Interest receivable increased to £1.2 million in Q2 2005 compared to £1.0 million in the first quarter, due to higher average cash balances.

Earnings and taxation
 Income before income tax in Q2 2005 was £12.9 million compared to £12.5 million in Q1 2005. Income before income tax, excluding acquisition-related charges of £6.2 million and other deferred stock-based compensation of £0.5 million, was £19.6 million. The group’s effective tax rate under US GAAP in Q2 2005 was 22.1%, reflecting the availability of research and development tax credits in the UK and the US and certain benefits flowing from the structuring of the Artisan acquisition.

Second quarter fully diluted earnings per share prepared under US GAAP were 0.7 pence (3.8 cents per ADS**) compared to earnings per share of 0.6 pence (3.6 cents per ADS**) in Q1 2005. Earnings per fully diluted share in Q2 2005, before acquisition-related charges of £6.2 million and other deferred stock-based compensation of £0.5 million, were 1.0 (7.9) pence per share (5.6 cents per ADS**) compared to 1.0 pence(7.10) (5.4 cents per ADS**) in Q1 2005, before non-recurring and acquisition-related charges of £6.0 million and other deferred stock-based compensation of £0.3 million.

People
 At 30 June 2005 we had 1,223 full time employees compared to 1,179 at the end of Q1. At 30 June 2005, the Group had 541 employees based in the UK, 463 in the US, 85 in Continental Europe, 90 in India and 44 in the Asia Pacific region. Of the net headcount increase in the quarter of 44, 31 people joined the design centre in Bangalore.

Legal matters
 In May 2002, Nazomi Communications, Inc. (“Nazomi”) filed suit against ARM alleging willful infringement of Nazomi’s US Patent No. 6,332,215. ARM answered Nazomi’s complaint in July 2002 denying infringement. ARM moved for summary judgment and a ruling that the technology does not infringe Nazomi’s patent. The United States District Court for the Northern District of California granted ARM’s motion, and Nazomi appealed the District Court’s ruling. On September 7, 2004, the Court of Appeals for the Federal Circuit heard the appeal and issued its decision on April 11, 2005. Because, in the opinion of the Court of Appeals for the Federal Circuit, the District Court did not construe the disputed claim term in sufficient detail for appellate review, the Court of Appeals for the Federal Circuit remanded the dispute back to the District Court for further analysis. The Court of Appeals’ decision does not reverse the original decision of the District Court. A supplementary Markman hearing to assist in a more detailed claim construction analysis is set for 16 September 2005. Based on legal advice received to date, ARM has no cause to believe that the effect of the original ruling by the District Court will not be upheld.

Six months ended 30 June 2005

Revenues
 Total revenues for the six months ended 30 June 2005 amounted to £112.9 million. In US dollar terms*, first half revenues of $208.7 million were 22% up on the aggregate ARM and Artisan revenues of $170.9 million(7.15) in H1 2004. The effective average dollar to sterling exchange rate in the first half of 2005 was $1.85 compared to $1.77 in the first half of 2004.

Total license revenues in the first half of 2005 were £52.8 million, being 47% of total revenues. Total royalty revenues were £41.0 million, representing 36% of total revenue. Sales of development systems were £12.1 million, being 11% of total revenues. Service revenues were £7.0 million in the first half of 2005, representing 6% of total revenues.

Gross margins
 Group gross margins for the first half of 2005 were 89%, comprising 93% for the original ARM business and 74% for PIPD.

Operating expenses and operating margins
 Total group operating expenses in H1 2005 were £77.2 million, including acquisition-related charges of £12.3 million and other deferred stock-based compensation of £0.8 million. Excluding these charges, operating expenses in the first half were £64.1 million, comprising £53.3 million related to the original ARM business and £10.8 million to PIPD.

Total research and development expenses were £30.5 million in H1 2005, representing 27% of revenues. Total sales and marketing costs in H1 2005 were £16.6 million or 15% of revenues. Total general and administrative expenses in H1 2005 were £17.0 million, representing 15% of revenues.

Operating margin in H1 2005 was 20.5% compared to 23.2% in the ARM standalone business in the first half of 2004. Operating margin, excluding acquisition-related charges of £12.3 million and other deferred stock-based compensation of £0.8 million, was 32.1% (7.4) in H1 2005 compared to 24.0% (7.5) , excluding acquisition-related charges of £0.1 million and other deferred stock-based compensation of £0.5 million, in H1 2004. The operating margin of 32.1% in H1 2005 comprises 31.9% in the original ARM business and 32.9% in PIPD.

Interest receivable
 Interest receivable was £2.2 million for the first six months of 2005.

Earnings and taxation
 Income before income tax in H1 2005 was £25.4 million. Income before income tax, excluding acquisition-related charges of £12.3 million and other deferred stock-based compensation of £0.8 million, was £38.5 million. The group’s effective tax rate under US GAAP in H1 2005 was 24.8%, reflecting the availability of research and development tax credits in the UK and the US and certain benefits flowing from the structuring of the Artisan acquisition.

First half fully diluted earnings per share prepared under US GAAP were 1.3 pence (7.2 cents per ADS). Earnings per fully diluted share in H1 2005, before acquisition-related charges of £12.3 million and other deferred stock-based compensation of £0.8 million, were 2.0 (7.12) pence per share (10.7 cents per ADS**).

Balance sheet and cash flow
 Intangible assets at 30 June 2005 were £434.3 million, comprising goodwill of £362.9 million and other intangible assets of £71.4 million, compared to £348.8 million and £71.0 million respectively at 31 March 2005. The increase in goodwill in Q2 2005 is due primarily to foreign exchange movements. Goodwill is no longer amortized under US GAAP but is subject to impairment on at least an annual basis. The other intangible assets are being amortized through the profit and loss account over a weighted average period of five years.

Accounts receivable increased to £49.7 million at 30 June 2005 from £43.9 million at 31 March 2005. The increase in receivables at the end of Q2 compared to the end of Q1 is due primarily to the strengthening of the dollar against sterling and to a lesser extent to the higher revenues reported in Q2. The allowance against receivables increased to £1.5 million at the end of June from £1.2 million at 31 March 2005. Deferred revenues were £20.4 million at the end of June 2005 compared to £21.8 million at 31 March 2005.

Net cash generation in Q2 2005 was £18.6 million, before payment of the 2004 final dividend of £5.8 million in the quarter, giving total cash, cash equivalents, short-term investments and marketable securities of £154.6 million at 30 June 2005.

Share buyback programme and interim dividend
 It has been ARM’s practice to maintain a strong balance sheet, both to underpin ongoing investment in research and development (typically around 30% of revenues) and to retain a cash buffer to enable bolt-on acquisitions. This practice remains unchanged. However, the enlarged ARM group is expected to remain strongly cash generative going forward, producing cash on an ongoing basis which is surplus to our investment requirements.

We intend, therefore, to supplement the payment of dividends to shareholders, initiated in 2004, with the commencement of a rolling share buyback programme under the shareholder authority conferred on the company at the Annual General Meeting. The quantum and frequency of share purchases is not predetermined but will take into account prevailing market conditions, the short to medium term cash needs of the business and the level of employee share-based remuneration going forward. Share purchases will be made only if the directors believe that it is in the best interests of shareholders generally and will increase earnings per share. The company intends to hold such shares as treasury shares.

In respect of the year to 31 December 2005, the directors are declaring an interim dividend of 0.34 pence per share, an increase of 21% over the 2004 interim dividend of 0.28 pence per share. This interim dividend will be paid on 7 October 2005 to shareholders on the register on 2 September 2005.

International Financial Reporting Standards (IFRS)
 ARM reports results quarterly in accordance with US GAAP. At 30 June and 31 December each year, in addition to the US GAAP results, ARM has historically also disclosed results under UK GAAP. Following the introduction of IFRS with effect from 1 January 2005, ARM will continue to report quarterly results under US GAAP but will now disclose results additionally under IFRS at 30 June and 31 December each year. IFRS results for the six month periods to 30 June 2005 and 30 June 2004, together with balance sheets as at 30 June 2005, 31 December 2004 and 30 June 2004 are included below.

The operating and financial review commentary above on the US GAAP numbers is for the most part applicable to the IFRS numbers. The principal impact on ARM’s results of the introduction of IFRS in place of UK GAAP arises from the introduction of IFRS 2 (“Share-based Payment”), whereby the fair value of employee stock options issued after 7 November 2002 and outstanding at 31 December 2004 is charged to the profit and loss account. Under UK GAAP the fair value of stock options was not charged to the profit and loss account. The fair value of employee stock options charged to the profit and loss accounts for the six months to 30 June 2005 and 30 June 2004 is £11.9 million and £3.6 million respectively. The first half 2005 charge of £11.9 million includes £6.7 million relating to the fair value of the Artisan employee stock options which were unvested at the time of the acquisition. The total fair value attributed to these unvested options of £17.5 million will be substantially charged to the profit and loss account over a period of 3 years. The total intrinsic value of these unvested options of £9.6 million is already being charged as deferred stock-based compensation under US GAAP, with £6.1 million expected to be charged in 2005.

Based on product development to date, research and development expenditure has been written off to the profit and loss account as incurred under IFRS. Goodwill and other intangible assets are reported differently under IFRS than under UK GAAP, with goodwill being capitalized but not amortized and separately identifiable intangible assets being capitalized on acquisition and amortized over their estimated useful lives. The IFRS treatment is similar to the current treatment under US GAAP.

CONTACTS:
James Melville-Ross/ Juliet Clarke	Tim Score/Bruce Beckloff
Financial Dynamics	ARM Holdings plc
+44(0) 207 831 3113	+44 (0)1628 427800

ARM Holdings plc
Second Quarter and Six Months Results – US GAAP

	Quarter ended 30 June 2005 Unaudited	Quarter ended 30 June 2004 Unaudited	Six months ended 30 June 2005 Unaudited	Six months ended 30 June 2004 Unaudited	Six months ended 30 June 2005(1) Unaudited

	£'000	£'000	£'000	£'000	$'000
Revenues
Product revenues	54,485	33,296	105,857	64,678	189,696
Service revenues	3,362	3,644	7,007	7,250	12,556

Total revenues	57,847	36,940	112,864	71,928	202,252

Cost of revenues
Product costs	(4,548)	(1,261)	(9,461)	(2,639)	(16,954)
Service costs	(1,638)	(1,266)	(3,048)	(2,588)	(5,462)

Total cost of revenues	(6,186)	(2,527)	(12,509)	(5,227)	(22,416)

Gross profit	51,661	34,413	100,355	66,701	179,836

Research and development	(15,787)	(12,356)	(30,510)	(24,455)	(54,674)
Sales and marketing	(8,305)	(5,883)	(16,589)	(11,587)	(29,727)
General and administrative	(9,157)	(7,129)	(16,994)	(13,420)	(30,453)
Deferred stock-based compensation	(2,142)	(242)	(4,502)	(500)	(8,068)
Amortization of intangibles
purchased through business
combination	(4,608)	(25)	(8,575)	(50)	(15,366)

Total operating expenses	(39,999)	(25,635)	(77,170)	(50,012)	(138,288)

Income from operations	11,662	8,778	23,185	16,689	41,548
Interest, net	1,230	1,638	2,239	3,142	4,012

Income before income tax	12,892	10,416	25,424	19,831	45,560
Provision for income taxes	(2,852)	(3,114)	(6,305)	(5,896)	(11,299)

Net income	10,040	7,302	19,119	13,935	34,261

Net income	10,040	7,302	19,119	13,935	34,261
Other comprehensive income:
Foreign currency adjustments	26,886	127	35,630	(122)	63,849
Unrealized holding gain/(loss) on
available-for-sale securities, net
of tax of £863,000 (Q2 2004:
£555,000; 1H 2005: £1,555,000;
1H 2004: £706,000)	(1,980)	1,294	(3,594)	1,647	(6,440)

Total comprehensive income	34,946	8,723	51,155	15,460	91,670

Earnings per share (assuming dilution)
Shares outstanding ('000)	1,426,944	1,043,053	1,425,572	1,042,691
Earnings per share – pence	0.7	0.7	1.3	1.3
Earnings per ADS (assuming dilution)
ADSs outstanding ('000)	475,648	347,684	475,191	347,564
Earnings per ADS – cents	3.8	3.8	7.2	7.3

(1) US dollar amounts have been translated from sterling at the 30 June 2005 closing rate of $1.792=£1 (see note 1)

ARM Holdings plc
Consolidated balance sheet - US GAAP

	30 June 2005 Unaudited	31 December 2004 Audited	30 June 2005(1) Unaudited

	£’000	£’000	$’000
Assets
Current assets:
Cash and cash equivalents	121,646	110,561	217,990
Short-term investments	10,437	5,307	18,703
Marketable securities	22,553	21,511	40,415
Accounts receivable, net of allowance of
£1,486,000 in 2005 and £1,451,000 in 2004	49,660	34,347	88,991
Inventory: finished goods	1,830	897	3,279
Prepaid expenses and other assets	14,036	16,001	25,152

Total current assets	220,162	188,624	394,530

Long-term marketable securities	-	5,438	-
Deferred income taxes	4,206	2,529	7,537
Prepaid expenses and other assets	1,847	-	3,310
Property and equipment, net	13,300	14,117	23,834
Goodwill	362,913	340,416	650,340
Other intangible assets	71,363	74,578	127,882
Investments	6,741	12,235	12,080

Total assets	680,532	637,937	1,219,513

Liabilities and shareholders’ equity
Accounts payable	4,996	4,110	8,953
Income taxes payable	11,045	6,345	19,792
Personnel taxes	1,324	1,123	2,373
Accrued liabilities (see note 2)	22,298	38,600	39,958
Deferred revenue	20,438	21,355	36,625

Total current liabilities	60,101	71,533	107,701

Accrued liabilities	-	1,732	-
Deferred income taxes	5,573	12,345	9,987

Total liabilities	65,674	85,610	117,688

Shareholders’ equity
Ordinary shares	691	675	1,238
Additional paid-in capital	426,662	414,133	764,578
Deferred compensation	(7,493)	(12,083)	(13,428)
Treasury stock, at cost	(7,485)	(7,485)	(13,413)
Retained earnings	166,781	153,421	298,872
Accumulated other comprehensive income:
Unrealized holding gain on available-for-sale
securities, net of tax of £521,000 (2004:
£2,077,000)	2,581	6,175	4,625
Cumulative translation adjustment	33,121	(2,509)	59,353

Total shareholders’ equity	614,858	552,327	1,101,825

Total liabilities and shareholders’ equity	680,532	637,937	1,219,513

(1) US dollar amounts have been translated from sterling at the 30 June 2005 closing rate of $1.792=£1 (see note 1)

ARM Holdings plc
Consolidated income statement - IFRS

	Six months ended 30 June 2005 Unaudited		Six months ended 30 June 2004 Unaudited		Year ended 31 December 2004 Unaudited

	£’000		£’000		£’000

Revenues
Product revenues	105,857		64,678		138,732
Service revenues	7,007		7,250		14,165

Total revenues	112,864		71,928		152,897

Cost of revenues
Product costs	(9,461)		(2,639)		(6,735)
Service costs (see note 4)	(3,765)		(2,792)		(5,505)

Total cost of revenues	(13,226)		(5,431)		(12,240)

Gross profit	99,638		66,497		140,657

Operating expenses
Research and development (see note 4)	(41,486)		(26,428)		(54,674)
Sales and marketing (see note 4)	(23,289)		(12,216)		(25,546)
General and administrative (see note 4)	(19,675)		(14,197)		(32,108)

Total operating expenses	(84,450)		(52,841)		(112,328)

Profit from operations	15,188		13,656		28,329
Investment income	2,239		3,142		6,944

Profit before tax	17,427		16,798		35,273
Tax	(5,965)		(5,450)		(9,398)

Profit for the period	11,462		11,348		25,875

Dividends
- final 2003 paid at 0.6 pence per share	-		6,118		6,118
- interim 2004 paid at 0.28 pence per share	-		-		2,857
- final 2004 paid at 0.42 pence per share	5,759		-		-
- interim 2005 proposed at 0.34 pence per share	4,670		-		-

Earnings per share
Basic and diluted earnings	11,462		11,348		25,875

Number of shares (‘000)
Basic weighted average number of shares	1,366,672		1,019,198		1,026,890
Effect of dilutive securities:
Share options	58,212		22,644		22,179
Diluted weighted average number of shares	1,424,884		1,041,842		1,049,069

Basic EPS	0.8	p	1.1	p	2.5	p
Diluted EPS	0.8	p	1.1	p	2.5	p

All activities relate to continuing operations.

All of the profit for the period is attributable to the equity shareholders of the parent.

ARM Holdings plc
Consolidated balance sheet - IFRS

	30 June 2005 Unaudited	30 June 2004 Unaudited	31 December 2004 Unaudited

	£’000	£’000	£’000

Assets
Current assets:
Cash and cash equivalents	121,646	100,256	110,561
Short-term investments	10,437	66,041	5,307
Marketable securities	22,553	-	21,511
Accounts receivable	49,660	25,251	34,347
Inventories: finished goods	1,830	1,025	897
Prepaid expenses and other assets	14,036	9,978	16,001

Total current assets	220,162	202,551	188,624

Non-current assets:
Long-term marketable securities	-	-	5,438
Prepaid expenses and other assets	1,847	-	-
Property, plant and equipment	11,030	8,466	9,096
Goodwill	446,721	2,091	417,079
Other intangible assets	77,248	8,528	84,037
Available-for-sale investments	6,741	8,543	12,235
Deferred tax assets	5,041	6,189	2,396

Total non-current assets	548,628	33,817	530,281

Total assets	768,790	236,368	718,905

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	4,996	2,813	4,110
Current tax liabilities	11,045	6,252	6,345
Accrued and other liabilities	24,659	14,809	42,049
Deferred revenue	20,438	12,632	21,355

Total current liabilities	61,138	36,506	73,859

Net current assets	159,024	166,045	114,765

Non-current liabilities:
Deferred tax liabilities	-	-	776
Long-term other payables	-	-	1,732

Total liabilities	61,138	36,506	76,367

Net assets	707,652	199,862	642,538

Shareholders’ equity
Share capital	691	513	675
Share premium account	445,416	82,326	434,026
Share option reserve	61,474	-	61,474
Retained earnings	157,199	114,457	140,291
Revaluation reserve	1,643	2,688	5,237
Cumulative translation adjustment	41,229	(122)	835

Total equity	707,652	199,862	642,538

ARM Holdings plc
Consolidated cash flow statement - IFRS

	Six months ended 30 June 2005 Unaudited	Six months ended 30 June 2004 Unaudited	Year ended 31 December 2004 Unaudited

	£’000	£’000	£’000

Operating activities
Profit from operations	15,188	13,656	28,329
Depreciation and amortisation of tangible and intangible
assets	14,244	6,793	13,059
Loss on disposal of property, plant and equipment	53	2	20
Impairment of available-for sale investments	337	-	-
Compensation charge in respect of share-based payments	11,944	3,618	7,855
Provision for doubtful debts	35	(85)	(321)
Accounts receivable converted to available-for-sale
investments	-	(112)	(112)
Changes in working capital:
Accounts receivable	(15,348)	(7,846)	(1,358)
Inventories	(933)	(94)	34
Prepaid expenses and other assets	2,808	554	(3,659)
Accounts payable	886	122	1,176
Deferred revenue	(1,959)	1,500	3,013
Accrued liabilities and other creditors	(4,772)	(3,213)	2,811

Cash generated by operations before tax	22,483	14,895	50,847
Income taxes paid	(7,069)	(4,739)	(11,601)

Net cash from operating activities	15,414	10,156	39,246

Investing activities
Interest received	2,292	3,155	7,233
Purchases of property, plant and equipment	(2,747)	(1,090)	(2,732)
Proceeds on disposal of property, plant and equipment	37	17	23
Purchases of other intangible assets	(389)	(716)	(2,663)
Purchases of available-for-sale investments	(132)	-	(50)
Proceeds on disposal of available-for-sale investments	96	-	-
(Purchase) / maturity of short-term investments	(699)	(36,977)	24,677
Purchases of subsidiaries, net of cash acquired	(14,350)	-	(77,899)

Net cash used in investing activities	(15,892)	(35,611)	(51,411)

Financing activities
Issue of shares	11,406	1,192	1,313
Expenses of issuing share capital	-	-	(360)
Dividends paid to shareholders	(5,759)	(6,118)	(8,975)

Net cash from / (used in) financing activities	5,647	(4,926)	(8,022)

Net increase / (decrease) in cash and cash equivalents	5,169	(30,381)	(20,187)
Cash and cash equivalents at beginning of period	110,561	130,722	130,722
Effect of foreign exchange rate changes	5,916	(85)	26

Cash and cash equivalents at end of period	121,646	100,256	110,561

Notes to the Financial Statements

(1) Basis of preparation – reporting currency
 The Group prepares and reports its financial statements in UK sterling. Purely for the convenience of the reader, the US GAAP income statement and balance sheet have been translated from sterling at the closing rate on 30 June 2005 of $1.792=£1. Such translations should not be construed as representations that the sterling amounts represent, or have been or could be so converted into US dollars at that or at any other rate.

(2) Accrued liabilities
 Accrued liabilities under US GAAP of £22.3 million (2004: £38.6 million) includes: £nil million (2004: £14.3 million) for acquisition-related expenses, £2.3 million (2004: £4.4 million) for staff costs and £1.2 million (2004: £2.8 million) representing the fair value of embedded derivatives.

(3) Consolidated statement of changes in shareholders’ equity (US GAAP)
	Share capital	Additional paid-in capital	Deferred compen- -sation	Treasury stock	Retained earnings	Unrealized holding gain	Cumulative translation adjustment	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

At 1 January 2005	675	414,133	(12,083)	(7,485)	153,421	6,175	(2,509)	552,327
Shares issued on exercise of options	16	11,390	-	-	-	-	-	11,406
Net income	-	-	-	-	19,119	-	-	19,119
Dividends	-	-	-	-	(5,759)	-	-	(5,759)
Unrealized holding losses on
available-for-sale securities	-	-	-	-	-	(3,594)	-	(3,594)
Deferred compensation arising on
share schemes	-	73	(73)	-	-	-	-	-
Tax benefits on exercise of options issued
as part consideration for a business
combination	-	1,227	-	-	-	-	-	1,227
Amortization of deferred compensation	-	-	4,502	-	-	-	-	4,502
Reversal of unearned compensation	-	(161)	161	-	-	-	-	-
Currency translation adjustment	-	-	-	-	-	-	35,630	35,630

At 30 June 2005	691	426,662	(7,493)	(7,485)	166,781	2,581	33,121	614,858

(4) IFRS operating expenses
 Included within the IFRS income statement for the six months ended 30 June 2005 are share-based payment costs of £0.7m (six months ended 30 June 2004: £0.2m; year ended 31 December 2004: £0.4) in cost of revenues, £6.9m (30 June 2004: £2.0m; 31 December 2004: £4.3m) in research and development costs, £2.3m (30 June 2004: £0.6m; 31 December 2004: £1.5m) in sales and marketing costs and £2.0m (30 June 2004: £0.8m; 31 December 2004: £1.7m) in general and administrative costs.

Also included within operating costs is amortization of intangibles of £4.0m (30 June 2004: £nil; 31 December 2004 £0.3m) in research and development costs, £4.3m (30 June 2004: £nil; 31 December 2004 £0.2m) in sales and marketing costs and £0.3m (30 June 2004: £nil; 31 December 2004 £0.1m) in general and administrative costs.

(5) Consolidated statement of changes in shareholders’ equity (IFRS)
	Share capital	Share premium account	Share option reserve	Retained earnings	Reval- -uation reserve	Cumulative translation reserve	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000

At 1 January 2005	675	434,026	61,474	140,291	5,237	835	642,538
Shares issued on exercise of options	16	11,390	-	-	-	-	11,406
Profit for the period	-	-	-	11,462	-	-	11,462
Dividends	-	-	-	(5,759)	-	-	(5,759)
Credit in respect of employee share
schemes	-	-	-	11,944	-	-	11,944
Movement on deferred tax arising on
outstanding share options	-	-	-	(5,551)	-	-	(5,551)

Tax benefits on exercise of options issued
as part consideration for a business
combination	-	-	-	4,812	-	-	4,812
Unrealized holding losses on
available-for-sale investments (net
of deferred tax of £1,556,000)	-	-	-	-	(3,594)	-	(3,594)
Currency translation adjustment	-	-	-	-	-	40,394	40,394

At 30 June 2005	691	445,416	61,474	157,199	1,643	41,229	707,652

(6) Summary of significant differences between US GAAP and IFRS

Goodwill Under both IFRS and US GAAP, goodwill is not subject to amortisation, but is tested annually for impairment. As permitted by IFRS 1, the Company’s goodwill under IFRS has been frozen at the amount recorded under UK GAAP as at 1 January 2004. Under US GAAP, following the provisions of SFAS 142, “Goodwill and other intangible assets”, the carrying value of goodwill was frozen at the amount recorded under previous US GAAP as at 1 January 2002. Under both previous US GAAP and UK GAAP, goodwill was amortised over its useful economic life. Thus, while ongoing accounting policies in respect of goodwill are similar under US GAAP and IFRS, the difference in the dates of transition means that different amounts of goodwill are recorded.

Under US GAAP, certain costs to be incurred on restructuring on business combination are treated as a fair value adjustment in the balance sheet acquired. Under IFRS, these costs are expensed post-acquisition. Additionally, under US GAAP, tax benefits arising from the exercise of options issued as part of the consideration for a business combination become a deduction to goodwill, only to the extent that those benefits do not exceed the fair value of the consideration relating to those options at the appropriate tax rate. Any excess tax benefits are a deduction to equity. Under IFRS, the full tax benefit is a deduction to equity.

The 2004 annual report included a provisional assessment of the fair values of assets and liabilities acquired on acquisition of Artisan Components Inc. on 23 December 2004. Where these provisional values have been amended as estimates have been refined in 2005, adjustments to fair values have been recorded as prior year adjustments to goodwill for IFRS purposes. Under US GAAP, these are recorded as amendments to goodwill in the current period.

Recognition and amortisation of intangibles The Company has taken advantage of the exemption under IFRS 1 not to apply IFRS retrospectively to business combinations occurring before 1 January 2004. This means that for business combinations occurring before this date, the previously reported UK GAAP treatment has continued to be followed. Under previous UK GAAP, intangible assets were recognised separately from goodwill only where they could be sold separately without disposing of a business of the entity. This separability criterion does not apply under either IFRS or US GAAP. Thus, a number of intangible assets which are required to be recognised separately from goodwill under both IFRS 3 and SFAS 142, were subsumed within goodwill under UK GAAP. Under both US GAAP and IFRS, such intangible assets are amortised over their useful economic lives. Except in relation to in-process research and development (see below), there is no difference in accounting policy for intangible assets recognised as a result of business combinations entered into after 1 January 2004.

In-process research and development Under IFRS, in-process research and development projects purchased as part of a business combination may meet the criteria set out in IAS 38, “Intangible assets”, for recognition as intangible assets other than goodwill and are amortised over their useful economic lives commencing when the asset is brought into use. Under US GAAP, in-process research and development is immediately written-off to the income statement. This accounting policy difference gives rise to an associated difference in deferred taxation.

Valuation of consideration on business combination Under both IFRS and US GAAP, the fair value of consideration in a business combination includes the fair value of both equity issued and any share options granted as part of that combination. Under IFRS, any equity issued is valued at the fair value as of the date of completion, whilst under US GAAP, the equity is valued at the date the terms of the combination were agreed to and announced. For options, under US GAAP, the fair value is based upon the total number of options granted, both vested and unvested, whilst under IFRS the fair value only includes those that have vested, together with a pro-rata value for partially vested options. Furthermore, where there is contingent consideration for an acquisition, under IFRS this is recognized as part of the purchase consideration if the contingent conditions are expected to be satisfied, whilst under US GAAP it is only recognised if the conditions have actually been met.

Deferred compensation Under US GAAP, the intrinsic value of unvested stock options issued by an acquirer as part of a business combination in exchange for unvested share options of the acquiree is recorded as a debit balance within shareholders’ funds. This amount is charged to the profit and loss account over the vesting period of the share options in accordance with FIN 28. Under IFRS, no such adjustment to shareholders’ funds is made on acquisition.

Compensation charge in respect of share-based payments The Company issues equity-settled share-based payments to certain employees. In accordance with IFRS 2, equity-settled share-based payments are measured at fair value at the date of grant, using the Black-Scholes pricing model. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of the number of shares that will eventually vest. Under US GAAP, the Company accounts for share option compensation expense under APB 25, and thus no compensation expense is recorded where the exercise price of the option is equal to the share price on the date of grant.

Under US GAAP, the Company recognises a compensation charge in respect of the UK SAYE plans. The compensation charge is calculated as the difference between the market price of the shares at the date of grant and the exercise price of the option and is recorded on a straight-

line basis over the savings period. In addition, certain options attract a charge under variable plan accounting under US GAAP. Under IFRS, this charge is calculated in the same manner as other share-based payments, as detailed above.

Under US GAAP, the Company follows variable plan accounting for the LTIP grants, measuring compensation expense as the difference between the exercise price and the fair market value of the shares at each period end over the vesting period of the options. Increases in fair market value of the shares result in a charge and decreases in fair market value of the shares result in a credit, subject to the cumulative amount previously expensed. Under IFRS, this charge is calculated in the same manner as other share-based payments, as detailed above.

Deferred tax on UK and US share options In the US and the UK, the Company is entitled to a tax deduction for the amount treated as employee compensation under US and UK tax rules on exercise of certain employee share options. The compensation is equivalent to the difference between the option exercise price and the fair market value of the shares at the date of exercise.

Under IFRS, deferred tax assets are recognised and are calculated by comparing the estimated amount of tax deduction to be obtained in the future (based on the Company’s share price at the balance sheet date) with the cumulative amount of the compensation expense recorded in the income statement. If the amount of estimated future tax deduction exceeds the cumulative amount of the remuneration expense at the statutory tax rate, the excess is recorded directly in equity, against the profit and loss reserve. In accordance with the transitional provisions of IFRS 2, no compensation charge is recorded in respect of options granted before 7 November 2002 or in respect of those options which have been exercised or have lapsed before 1 January 2005. Nevertheless, tax deductions have arisen and will continue to arise on these options. The tax effects arising in relation to these options are recorded directly in equity, against retained earnings.

Under US GAAP, deferred tax assets are recognised by multiplying the compensation expense recorded by the prevailing tax rate in the relevant tax jurisdiction. Where, on exercise of the relevant option, the tax benefit obtained exceeds the deferred tax asset in relation to the relevant options, the excess is recorded in additional paid-in capital. Where the tax benefit is less than the deferred tax asset, the write-down of the deferred tax asset is recorded against additional paid-in capital to the extent of previous excess tax benefits recorded in this account, with any remainder recorded in the income statement.

Employer taxes on share options Under IFRS, employer’s taxes that are payable on the exercise of share options are provided for over the vesting period of the options. Under US GAAP, such taxes are accounted for when the options are exercised.

Reconciliation of IFRS profit to US GAAP net income	Six months ended 30 June 2005 Unaudited	Six months ended 30 June 2004 Unaudited	Year ended 31 December 2004 Unaudited

	£’000	£’000	£’000

Profit for financial period as reported under IFRS	11,462	11,348	25,875
Adjustments for:
Amortisation of intangibles	358	(50)	(65)
Write-off of in-process research and development	(335)	-	(3,612)
Deduct: US GAAP compensation charge in respect of LTIP	(611)	(317)	(619)
Deduct : US GAAP compensation charge in respect of SAYE
schemes	(186)	(184)	(341)
Deduct : US GAAP deferred stock-based compensation re
acquisition	(3,706)	-	-
Add: IFRS compensation charge in respect of all share-based
payments	11,944	3,618	7,855
Employer’s taxes on share options	-	(34)	(36)
Utilisation of restructuring provision	533	-	-
Tax on UK and US share options	-	(165)	(515)
Tax difference on amortisation of intangibles	(164)	-	(14)
Tax difference on share-based payments	(176)	(281)	(551)

Net income as reported under US GAAP	19,119	13,935	27,977

Reconciliation of shareholders’ equity from IFRS	30 June	30 June	31 December
to US GAAP	2005	2004	2004
	Unaudited	Unaudited	Unaudited

	£’000	£’000	£’000

Shareholders’ equity as reported under IFRS	707,652	199,862	642,538
Adjustments for:
Employer’s taxes on share options	27	29	27

Utilisation of restructuring provision	533	-	-
Cumulative difference on amortisation of goodwill	2,713	2,713	2,713
Cumulative difference on amortisation of intangibles	251	(92)	(107)
Cumulative write-off of in-process research and development	(4,097)	(150)	(3,762)
Cumulative difference on deferred tax	(178)	-	(14)
Valuation of equity consideration on acquisition	(82,435)	-	(82,435)
Valuation of option consideration on acquisition	17,476	-	17,476
Deferred compensation on acquisition	(9,579)	-	(9,579)
Deferred tax on share-based payments	(7,899)	(3,089)	(13,274)
Portion of tax benefit arising on exercise of options issued on
acquisition taken to goodwill under US GAAP	(3,928)	-	-
Foreign exchange on valuation of intangible assets and
deferred tax	(5,678)	-	(1,256)

Shareholders’ equity as reported under US GAAP	614,858	199,273	552,327

Reconciliation of goodwill from IFRS to US GAAP	30 June 2005 Unaudited	30 June 2004 Unaudited	31 December 2004 Unaudited

	£’000	£’000	£’000

Goodwill as reported under IFRS	446,721	2,091	417,079
Adjustments for:
Amendments to provisional fair values	1,117	-	(736)
Cumulative difference on amortisation of goodwill	2,713	2,713	2,713
Cumulative write-off of in-process research and development	(150)	(150)	(150)
Amendment following revised intangible valuation on
acquisition, net of deferred tax	-	-	500
Separately identifiable intangible assets	(302)	(302)	(302)
Deferred tax on capitalised in-process research and
development	(1,570)	-	(1,318)
Portion of tax benefit arising on exercise of options issued on
acquisition taken to goodwill under US GAAP	(3,928)	-	-
Valuation of equity consideration on acquisition	(82,435)	-	(82,435)
Valuation of option consideration on acquisition	17,476	-	17,476
Deferred compensation on acquisition	(9,579)	-	(9,579)
Contingent consideration	(1,665)	-	(1,665)
Foreign exchange on revaluation of goodwill	(5,485)	-	(1,167)

Goodwill as reported under US GAAP	362,913	4,352	340,416

(7) Non-GAAP measures
 The following non-GAAP measures, including reconciliations to the US GAAP measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude one-off non-recurring charges and acquisition-related charges. All figures in £’000 unless otherwise stated.

	(7.1)	(7.2)	(7.3)	(7.4)	(7.5)
	Q2 2005	Q1 2005	Q2 2004	1H 2005	1H 2004

Income from operations (US GAAP)	11,662	11,523	8,778	23,185	16,689
Acquisition-related charge – amortization of intangibles	4,608	3,967	25	8,575	50
Acquisition-related charge – deferred stock-based compensation	1,640	2,066	-	3,706	-
Other deferred stock-based compensation	502	294	242	796	500

Pro forma income from operations	18,412	17,850	9,045	36,262	17,239

As % of revenue	31.8%	32.4%	24.5%	32.1%	24.0%

	(7.6)	(7.7)	(7.8)
	30 June 2005	31 March 2005	31 December 2004

Cash and cash equivalents	121,646	93,816	110,561
Short-term investments	10,437	24,956	5,307
Short-term marketable securities	22,553	21,975	21,511
Long-term marketable securities	-	1,038	5,438

Pro forma cash	154,636	141,785	142,817

	(7.9)		(7.10)		(7.11)		(7.12)		(7.13)
	Q2 2005		Q1 2005		Q2 2004		1H 2005		1H 2004

Net income (US GAAP)	10,040		9,079		7,302		19,119		13,935
Acquisition-related charge – amortization of intangibles	4,608		3,967		25		8,575		50
Acquisition-related charge – deferred stock-based compensation	1,640		2,066		-		3,706		-
Other deferred stock-based compensation	502		294		242		796		500
Estimated tax impact of above charges	(1,875)		(1,831)		-		(3,706)		-

Pro forma net income	14,915		13,575		7,569		28,490		14,485

Dilutive shares (‘000)	1,426,944		1,424,612		1,043,053		1,425,572		1,042,691
Pro forma diluted EPS	1.0	p	1.0	p	0.7	p	2.0	p	1.4	p

					(7.14)		(7.15)
					Q2 2004		1H 2004
					$’000		$’000

ARM reported dollar revenues					65,346		127,596
Artisan reported dollar revenues (quarter/half year ended 30 June 2004)					21,973		43,341

Aggregate ARM and Artisan dollar revenues					87,319		170,937

Appendix – additional notes to the IFRS statements

1.	The Company and a summary of its significant accounting policies

The business of the Company ARM Holdings plc and its subsidiary companies (“ARM” or “the Company”) design reduced instruction set computing (RISC) microprocessors and related technology and software, and sell Development Systems, to enhance the performance, cost-effectiveness and power-efficiency of high-volume embedded applications. The Company licences and sells its technology and products to leading international electronics companies, which in turn manufacture, market and sell microprocessors, application-specific integrated circuits (ASICs) and application-specific standard processors (ASSPs) based on the Company’s architecture to systems companies for incorporation into a wide variety of end products. By creating a network of Partners, and working with them to best utilise the Company’s technology, the Company is establishing its architecture as a RISC processor for use in many high-volume embedded microprocessor applications, including digital cellular phones, modems and automotive functions and for potential use in many growing markets, including smart cards and digital video. The Company also licences and sells Development Systems direct to systems companies and provides consulting and support services to its licensees, systems companies and other systems designers. The Company’s principal geographic markets are Europe, the US and Asia Pacific.

Incorporation and history ARM is a public limited company incorporated under the laws of England and Wales. The Company was formed on 16 October 1990, as a joint venture between Apple Computer (UK) Limited, and Acorn Computers Limited, and operated under the name Advanced RISC Machines Holdings Limited until 10 March 1998, when its name was changed to ARM Holdings plc. Its initial public offering was on 17 April 1998.

The Company’s wholly-owned undertakings include ARM Limited (incorporated in the UK), ARM, Inc. (incorporated in the US), ARM Physical IP Inc. (formerly Artisan Components Inc., incorporated in the US), Axys Design Automation Inc. (incorporated in the US), ARM KK (incorporated in Japan), ARM Korea Limited (incorporated in South Korea), ARM France SAS (incorporated in France), ARM Belgium N.V. (incorporated in Belgium), ARM Taiwan Limited (incorporated in Taiwan), ARM Consulting (Shanghai) Co. Limited (incorporated in PR China) and ARM Embedded Solutions Pvt. Ltd. (incorporated in India).

Basis of preparation These interim financial statements have been prepared in accordance with the accounting policies the Company expects to adopt in its 2005 annual report. These accounting policies are based on the IASs, IFRSs and IFRIC interpretations that the Company expects to be applicable at that time. The IFRSs and IFRIC interpretations that will be applicable at 31 December 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing these interim financial statements.

The Company's consolidated financial statements were prepared in accordance with UK GAAP until 31 December 2004. The Company has applied the same accounting policies and methods of computation in these interim financial statements as those published by the Company on 4 March 2005 within its 2004 Annual Report, except as explained in notes 2 and 3 of this appendix, where the effects of changes in accounting policies arising as a result of the adoption of

IFRS are set out. Reconciliations between previously reported financial statements prepared under UK GAAP and the IFRS equivalents are presented for profit for the year ended 31 December 2004 and the six months ended 30 June 2004 and net assets as at 31 December 2004, 30 June 2004 and 1 January 2004. Further disclosures required by IFRS 1 concerning the transition from UK GAAP to IFRS are also given in notes 2 and 3 of this appendix.

IFRS 1 provides certain optional exemptions from full retrospective application of all accounting standards effective at the Company’s reporting date. As discussed in more detail in the relevant sections below, the Company has taken advantage of the exemptions relating to: business combinations, cumulative translation differences and share-based payment transactions. The Company has not taken advantage of the available optional exemption relating to fair value measurement of financial assets and financial liabilities at initial recognition.

These interim financial statements have been prepared under the historical cost convention as modified by the revaluation of available-for-sale investments and derivative instruments.

Use of estimates The preparation of these interim financial statements has required management to make estimates and assumptions that affect the amounts reported. Actual results could differ from these estimates. Significant estimates in these interim financial statements include, but are not limited to, revenue recognition, accounting for investments, provisions for income taxes, allowance for doubtful debts, impairment of non-current assets, goodwill and purchased intangible assets and contingencies and legal settlements.

Principles of consolidation The consolidated interim financial statements incorporate the interim financial statements of the Company and all its subsidiaries. Intra-group transactions, including sales, profits, receivables and payables, have been eliminated on consolidation.

Business combinations The results of subsidiaries acquired in the period are included in the income statement from the date they are acquired. On acquisition, all of the subsidiaries’ assets and liabilities that exist at the date of acquisition are recorded at their fair values reflecting their condition at that date.

Goodwill Goodwill represents the excess of the fair value of the consideration paid on acquisition of a business over the fair value of the assets, including any intangible assets identified and liabilities acquired. Goodwill is not amortised but is measured at cost less impairment losses. In determining the fair value of consideration, the fair value of equity issued is the market value of equity at the date of completion, the fair value of share options assumed is calculated using the Black Scholes valuation model, and the fair value of contingent consideration is based upon whether the directors believe any performance conditions will be met and thus whether any further consideration will be payable.

As permitted by IFRS 1, goodwill arising on acquisitions before 1 January 2004 (date of transition to IFRS) has been frozen at the UK GAAP amounts subject to being tested for impairment at that date. Goodwill is tested for impairment at least annually. The Company performs its annual impairment review at the cash-generating unit level. For 2004, goodwill was assigned to the cash-generating units of the Company. The subsequent impairment test showed no impairment with respect to goodwill.

Available-for-sale investments Publicly traded investments are classified as available-for-sale and are carried at market value. Unrealised holding gains or losses on such securities are included, net of related taxes, directly in equity via a revaluation reserve. Impairment losses and realised gains and losses of such securities are reported in earnings. Equity securities that are not publicly traded are also classified as available-for-sale and are recorded at fair value. At 30 June 2005 and 2004 and at 31 December 2004, the estimated fair value of these investments approximated to cost less any permanent diminution in value, based on estimates determined by management. The Company has applied the provisions of IAS 32, “Financial Instruments: disclosure and presentation”, and IAS 39, “Financial Instruments: recognition and measurement”, from the date of transition to IFRS and has therefore not taken advantage of the optional exemption available under IFRS 1, under which the Company could have elected to apply these standards only from 1 January 2005.

Research and development expenditure All on-going research expenditure is expensed in the period in which it is incurred. Where a product is technically feasible, production and sale are intended, a market exists, and sufficient resources are available to complete the project, development costs are capitalised and amortised on a straight-line basis over the estimated useful life of the respective product. The Company believes its current process for developing products is essentially completed concurrently with the establishment of technological feasibility which is evidenced by a working model. Accordingly, development costs incurred after the establishment of technological feasibility have not been significant and, therefore, no costs have been capitalized to date. Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

Impairment charges The Company considers at each reporting date whether there is any indication that non-current assets are impaired. If there is such an indication, the Company carries out an impairment test by measuring the assets’ recoverable amount, which is the higher of the assets’ fair value less costs to sell and their value in use. If the recoverable amount is less than the carrying amount an impairment loss is recognised, and the assets are written down to their recoverable amount.

Revenue recognition The Company follows the principles of IAS 18, “Revenue recognition”, in determining appropriate revenue recognition policies. In principle, therefore, revenue is recognised to the extent that it is probable that the economic benefits associated with the transaction will flow into the Company.

Revenue (excluding VAT) comprises the value of sales of licences, royalties arising from the resulting sale of licensees’ ARM-based products, revenues from support, maintenance and training, consulting contracts and the sale of boards and software toolkits.

Revenue from standard licence products which are not modified to meet the specific requirements of each customer is recognised when the risks and rewards of ownership of the product are transferred to the customer.

Many licence agreements are for products which are designed to meet the specific requirements of each customer. Revenue from the sale of such licences is recognised on a percentage of completion basis over the period from signing of the licence to customer acceptance. Under the percentage of completion method, provisions for estimated losses on uncompleted contracts are recognised in the period in which the likelihood of such losses is determined. The percentage of completion is measured by monitoring progress using records of actual time incurred to date in the project compared with the total estimated project requirement, which approximates to the extent of performance.

Where invoicing milestones on licence arrangements are such that the proportion of work performed (calculated on the cost basis described above) is greater than the proportion of the total contract value which has been invoiced, the Company evaluates whether it has obtained, through its performance to date, the probability that the economic benefits associated with the transaction will flow into the Company and therefore whether revenue should be recognised prior to the issuance of invoices. In particular, it considers:

- whether there is sufficient certainty that the invoice will be raised in the expected timeframe, particularly where the invoicing milestone is in some way dependent on customer activity; and

- whether it has sufficient evidence that the customer considers that the Company’s contractual obligations have been, or will be, fulfilled; and

- whether there is sufficient certainty that only those costs budgeted to be incurred will indeed be incurred before the customer will accept that a future invoice may be raised; and

- the extent to which previous experience with similar product groups and similar customers support the conclusions reached.

Where the Company considers that there is insufficient evidence that it is probable that the economic benefits associated with the transaction will flow into the Company, taking into account these criteria, revenue is not recognised until there is sufficient evidence that it is probable that the economic benefits associated with the transaction will flow into the Company. If the amount of revenue recognised exceeds the amounts invoiced to customers, the excess amount is recorded as amounts recoverable on contracts within debtors.

Where agreements involve several components, the entire fee from such arrangements has been allocated to each of the individual components based on each component’s fair value. Vendor-specific objective evidence (VSOE) of fair value is determined by reference to licence agreements with other customers where components are sold separately.

Agreements including rights to unspecified products are accounted for using subscription accounting, revenue from the arrangement being recognised on a straight-line basis over the term of the arrangement, or an estimate of the economic life of the products offered, beginning with the delivery of the first product.

Certain products have been co-developed by the Company and a collaborative partner, with both parties retaining the right to sell licences to the product. In those cases where the Company makes sales of these products and is exposed to the significant risks and benefits associated with the transaction, the total value of the licence is recorded as revenue and the amount payable to the collaborative partner is recorded as cost of sales. Where the collaborative partner makes sales of these products, the Company records as revenue the commission it is due when informed by the collaborative partner that a sale has been made and cash has been collected.

In addition to the licence fees, contracts generally contain an agreement to provide post-contract support (support, maintenance and training) (PCS) which consists of an identified customer contact at the Company and telephonic or e-mail support. Fees for post contract support which take place after customer acceptance are specified in the contract. Revenue related to PCS is recognised based on VSOE, which is determined with reference to contractual renewal rates, or, if none are specified, by reference to the rates actually charged on renewal PCS arrangements for the same level of support and for the same or similar technologies. Revenue for PCS is recognised on a straight-line basis over the period for which support and maintenance is contractually agreed by the Company with the licensee.

The excess of licence fees and post-contract support invoiced over revenue recognised is recorded as deferred revenue.

Sales of software, including development systems, which are not specifically designed for a given licence (such as off-the-shelf software) are recognised upon delivery, when the significant risks and rewards of ownership have been transferred to the customer. At that time, the Company has no further obligations except that, where necessary, the costs associated with providing post contract support have been accrued. Services (such as training) that the Company provides which are not essential to the functionality of the IP are separately stated and priced in the contract and, therefore, accounted for separately. Revenue is recognised as services are performed and it is probable that the economic benefits associated with the transaction will flow into the Company.

Royalty revenues are earned on sales by the Company’s customers of products containing ARM technology. Revenues are recognised when ARM receives notification from the customer of product sales, or receives payment of any fixed royalties, normally quarterly in arrears.

Revenue from consulting is recognised when the service has been provided and all obligations to the customer under the consulting agreement have been fulfilled. For larger consulting projects containing several project milestones, revenue is recognised on a percentage of completion basis as milestones are achieved. Consulting costs are recognised when incurred.

The Company makes significant estimates in applying its revenue recognition policies. In particular, as discussed in detail above, estimates are made in relation to the use of the percentage of completion accounting method, which requires that the extent of progress toward completion of contracts may be anticipated with reasonable certainty. The use of the percentage of completion method is itself based on the assumption that, at the outset of licence agreements, customer acceptance is not uncertain. In addition, when allocating revenue to various components of arrangements involving several components, it is assumed that the fair value of each element is reflected by its price when sold separately. The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of the revenue recognition policies affect the amounts reported in the financial statements. If different assumptions were used, it is possible that different amounts would be reported in the financial statements.

Government grants Grants in respect of specific research and development projects are credited to research and development costs within the income statement to match the projects’ related expenditure.

Retirement benefit costs The Company contributes to defined contribution plans substantially covering all employees in Europe and the US and to government pension schemes for employees in Japan, South Korea, Taiwan, PR China and Israel. The Company contributes to these plans based upon various fixed percentages of employee compensation, and such contributions are expensed as incurred.

Cash and cash equivalents The Company considers all highly liquid investments with original maturity dates of three months or less to be cash equivalents.

Short-term investments and marketable securities The company considers all highly liquid investments with original maturity dates of greater than three months but less than one year to be short-term investments. Any investments with a maturity date of greater than one year from the balance sheet date are classified as long-term.

Allowance for doubtful debts Trade receivables are first assessed individually for impairment, or collectively where the receivables are not individually significant. Where there is no objective evidence of impairment for an individual receivable, it is included in a group of receivables with similar credit risk characteristics and these are collectively assessed for impairment. Movements in the provision for doubtful debts are recorded in the income statement.

Inventory Inventory is stated at the lower of cost and net realisable value. In general, cost is determined on a first-in-first-out basis and includes transport and handling costs. Where necessary, provision is made for obsolete, slow-moving and defective inventory.

Property, plant and equipment The cost of property and equipment is their purchase cost, together with any incidental costs of acquisition. External costs and internal costs are capitalised to the extent they enhance the future economic benefit of the asset.

Depreciation is calculated so as to write off the cost of property and equipment, less their estimated residual values, which are adjusted, if appropriate, at each balance sheet date, on a straight-line basis over the expected useful economic lives of the assets concerned. The principal economic lives used for this purpose are:

Freehold buildings	25 years

Leasehold improvements	Five years or term of lease, whichever is shorter

Computers	Three to five years

Fixtures and fittings	Five to ten years

Motor vehicles	Four years

Provision is made against the carrying value of property and equipment where an impairment in value is deemed to have occurred.

Acquired intangible assets Computer software, purchased patents and licences to use technology are capitalised at cost and amortised on a straight-line basis over a prudent estimate of the time that the Company is expected to benefit from them, which is typically three to five years. Costs that are directly attributable to the development of new business application software and which are incurred during the period prior to the date that the software is placed into operational use, are capitalised. External costs and internal costs are capitalised to the extent they enhance the future economic benefit of the asset.

Although an independent valuation is made of any intangible assets purchased as part of a business combination, management is primarily responsible for determining the fair value of intangible assets. Such assets are capitalised and amortized over a period of one to six years, being a prudent estimate of the time that the Company is expected to benefit from them.

In-process research and development projects purchased as part of a business combination may meet the criteria set out in IFRS 3, “Business combinations”, for recognition as intangible assets other than goodwill. Management tracks the status of in-process research and development intangible assets such that their amortisation commences when the assets are brought into use. This typically means a write-off period of one to five years.

Operating leases Costs in respect of operating leases are charged on a straight-line basis over the lease term even if payments are not made on such a basis.

Currency translation The functional currency of each group entity is the currency of the primary economic environment in which each entity operates. These interim financial statements are presented in sterling, which is the presentation currency of the Company.

Transactions denominated in foreign currencies have been translated into the functional currency of each group entity at actual rates of exchange ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies have been translated at rates ruling at the balance sheet date. Such exchange differences have been included in general and administrative costs.

The assets and liabilities of subsidiaries denominated in foreign currencies are translated into sterling at rates of exchange ruling at the balance sheet date. Income statements of overseas subsidiaries are translated at the average monthly exchange rates during the period. Translation differences are taken directly to equity via the cumulative translation adjustment. On disposal of a subsidiary such amounts are recycled to the income statement.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

As permitted by IFRS 1, the balance on the cumulative translation adjustment on retranslation of subsidiaries’ net assets has been set to zero at the date of transition to IFRS.

Derivative financial instruments The Company utilises forward exchange contracts to manage the exchange risk on actual transactions related to accounts receivable, denominated in a currency other than the functional currency of the business. The Company’s forward exchange contracts do not subject the Company to risk from exchange rate movements because the gains and losses on such contracts offset losses and gains, respectively, on the transactions being hedged. The forward contracts and related accounts receivable are recorded at fair value at each period end. Fair value is estimated using the settlement rates prevailing at the period end. All recognised gains and losses resulting from the settlement of the contracts are recorded within general and administrative costs in the income statement. The Company does not enter into foreign exchange contracts for the purpose of hedging anticipated transactions.

Embedded derivatives From time to time, the company enters into sales contracts denominated in a currency (typically US dollars) that is neither the functional currency of the Company nor the functional currency of the customer. Where there are uninvoiced amounts on such contracts, the Company carries such derivatives at fair value. The resulting gain or loss is recognised in the income statement under general and administrative costs.

Income taxes Income taxes are computed using the liability method. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted rates and laws that will be in effect when the differences are expected to reverse. The deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss. Valuation allowances are established against deferred tax assets where it is more likely than not that some portion or all of the asset will not be realised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets and liabilities arising in the same tax jurisdiction are off set.

In the UK and the US, the Company is entitled to a tax deduction for amounts treated as compensation on exercise of certain employee share options under each jurisdiction’s tax rules. As explained under “Share-based payments” below, a compensation expense is recorded in the Company’s income statement over the period from the grant date to the vesting date of the relevant options. As there is a temporary difference between the accounting and tax bases, a deferred tax asset is recorded. The deferred tax asset arising is calculated by comparing the estimated amount of tax deduction to be obtained in the future (based on the Company’s share price at the balance sheet date) with the cumulative amount of the compensation expense recorded in the income statement. If the amount of estimated future tax deduction exceeds the cumulative amount of the remuneration expense at the statutory rate, the excess is recorded directly in equity, against retained earnings.

As explained under “Share-based payments” below, no compensation charge is recorded in respect of options granted before 7 November 2002 or in respect of those options which have been exercised or have lapsed before 1 January 2005. Nevertheless, tax deductions have arisen and will continue to arise on these options. The tax effects arising in relation to these options are recorded directly in equity, against retained earnings.

Earnings per share Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding those held in the ESOP and the QUEST which are treated as cancelled. For diluted earnings per share, the weighted number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares.

Share-based payments The Company issues equity-settled share-based payments to certain employees. In accordance with IFRS 2, “Share-based payments”, equity-settled share-based payments are measured at fair value at the date of grant. Fair value is measured by use of the Black-Scholes pricing model. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of the number of shares that will eventually vest.

The Company operates Save As You Earn (SAYE) schemes in the UK and an Employee Share Purchase Plan (ESPP) in the US. Options under these schemes are granted at a 15% discount to market price of the underlying shares on the date of grant. The UK SAYE schemes are approved by the Inland Revenue, which stipulates that the saving period must be at least 36 months. The Company has recognised a compensation charge in respect of the UK SAYE plans and US ESPPs. The charges for these are calculated as detailed above.

The Company also has an LTIP on which it is also required to recognise a compensation charge under IFRS 2, calculated as detailed above.

The Company has applied the exemption available, and has applied the provisions of IFRS 2 only to those options granted after 7 November 2002 and which were outstanding at 31 December 2004.

Employer’s taxes on share options Employer’s National Insurance in the UK and equivalent taxes in other jurisdictions are payable on the exercise of certain share options. In accordance with IFRS 2, this is treated as a cash-settled transaction. A provision is made, calculated using the fair value of the Company’s shares at the balance sheet date, pro-rated over the vesting period of the options.

Employee share ownership plans The Company’s Employee Share Ownership Plan (ESOP) and Qualifying Employee Share Ownership Trust (QUEST) are separately administered trusts which are funded by loans (the ESOP) and loans and gifts (the QUEST) from the Company, and the assets of which comprise shares in the Company. The Company recognises the assets and liabilities of the ESOP and the QUEST in its own accounts and shares held by the trusts are recorded at cost as a deduction in arriving at shareholders’ funds until such time as the shares vest conditionally to employees.

Investment income Investment income relates to interest income, which is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Equity instruments Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Dividends payable Distributions to equity holders are not recognised in the income statement under IFRS, but are disclosed as a component of the movement in shareholders’ equity. A liability is recorded for a final dividend when the dividend is approved by the Company’s shareholders, and, for an interim dividend, when the dividend is paid.

Provisions Provisions for restructuring costs and legal claims are recognised when: the Company has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

Interim measurement note

(a) Current tax Current income tax expense is recognised in these interim financial statements based on management’s best estimates of the weighted average annual income tax rate expected for the full financial year.

(b) Costs Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

2.	Explanation of transition to IFRS

The Company’s financial statements for the year ending 31 December 2005 will be the first annual financial statements that comply with IFRS. These interim financial statements have been prepared as described in note 1 of this appendix. The Company has applied IFRS 1 in preparing these interim financial statements. The last financial statements under UK GAAP were for the year ended 31 December 2004 and the date of transition was therefore 1 January 2004. Presented below are the reconciliation of profit for the year ended 2004 and the reconciliations of equity at 1 January 2004 (date of transition to IFRS) and at 31 December 2004 (date of last UK GAAP financial statements) as required by IFRS 1. In addition, the reconciliation of equity at 30 June 2004 and the reconciliation of profit for the six months ended 30 June 2004 have been included below as required by IFRS 1 to enable a comparison of the 2005 interim figures with those published in the corresponding period of the previous financial year. For explanations of the nature and effect of the changes in accounting policies as a consequence of the transition to IFRS, refer to note 3 of this appendix.

(i) Reconciliations of UK GAAP profit and loss account to IFRS income statement

	Six months ended 30 June 2004 (date of corresponding interim financial statements)				Year ended 31 December 2004 (end of last period presented under UK GAAP)
	Notes	UK GAAP Audited £’000	Effect of transition to IFRS Unaudited £’000	IFRS Unaudited £’000	UK GAAP Audited £’000	Effect of transition to IFRS Unaudited £’000	IFRS Unaudited £’000

Total revenues		71,928	-	71,928	152,897	-	152,897
Total cost of revenues	j	(5,227)	(204)	(5,431)	(11,799)	(441)	(12,240)

Gross profit		66,701	(204)	66,497	141,098	(441)	140,657

Operating expenses
Research and development	b,j	(24,455)	(1,973)	(26,428)	(50,133)	(4,541)	(54,674)
Sales and marketing	b,j	(11,553)	(663)	(12,216)	(23,899)	(1,647)	(25,546)
General and administrative	a,b,e,j,l	(13,341)	(856)	(14,197)	(31,845)	(263)	(32,108)

Total operating expenses		(49,349)	(3,492)	52,841	(105,877)	(6,451)	(112,328)

Profit from operations		17,352	(3,696)	13,656	35,221	(6,892)	28,329
Investment income		3,142	-	3,142	6,944	-	6,944

Profit before tax		20,494	(3,696)	16,798	42,165	(6,892)	35,273
Tax	b,j	(5,731)	281	(5,450)	(10,153)	755	(9,398)

Profit after tax		14,763	(3,415)	11,348	32,012	(6,137)	25,875

Dividend	f	(2,884)	2,884	-	(8,542)	8,542	-

Profit for period		11,879	(531)	11,348	23,470	2,405	25,875

(ii) Reconciliation of UK GAAP profit to IFRS profit
	Notes	Six months ended 30 June 2004 £’000	Year ended 31 December 2004 £’000

Profit for period as reported under UK GAAP		11,879	23,470
Adjustments for:
Amortisation of recognised intangibles on Axys acquisition	b	-	(167)
Amortisation of recognised intangibles on Artisan acquisition	b	-	(344)
Deferred tax on intangibles	b,g	-	204
Goodwill not amortised after date of transition	a	268	2,103
Dividends taken directly to equity	f	2,884	8,542
Embedded derivatives measured at fair value	e	(179)	(732)
Deduct: IFRS compensation charge in respect of all share-based payments	j	(3,618)	(7,855)
Add: UK GAAP compensation charge in respect of LTIP	j	225	495
Deferred tax on share-based payments	j	281	551
Impairment of available-for-sale investment	l	(392)	(392)

Profit for period as reported under IFRS		11,348	25,875

(iii) Reconciliations of equity at 1 January 2004 and 31 December 2004 from UK GAAP to IFRS

	As at 1 January 2004				As at 31 December 2004
	Notes	UK GAAP Audited £’000	Effect of transition to IFRS Unaudited £’000	IFRS Unaudited £’000	UK GAAP Audited £’000	Effect of transition to IFRS Unaudited £’000	IFRS Unaudited £’000

Assets
Current assets:
Cash and cash equivalents	m,n	30,123	100,599	130,722	78,193	32,368	110,561
Short-term investments	m,n	129,663	(100,599)	29,064	59,186	(53,879)	5,307
Marketable securities	m,n	-	-	-	-	21,511	21,511
Accounts receivable		17,320	-	17,320	34,347	-	34,347
Inventories: finished goods		931	-	931	897	-	897
Prepaid expenses and other assets	k	8,924	-	8,924	16,448	(447)	16,001
Deferred tax assets	g,j	3,585	(3,585)	-	20,832	(20,832)	-

Total current assets		190,546	(3,585)	186,961	209,903	(21,279)	188,624

Non-current assets
Long-term marketable securities		-	-	-	5,438	-	5,438
Property, plant and equipment	c	16,583	(6,408)	10,175	14,117	(5,021)	9,096
Goodwill	a	2,091	-	2,091	459,413	(42,334)	417,079
Other intangible assets	b,c	5,456	6,408	11,864	2,995	81,042	84,037
Available-for-sale investments	d	4,759	1,487	6,246	5,313	6,922	12,235
Deferred tax assets	g,j	-	5,980	5,980	-	2,396	2,396

Total non-current assets		28,889	7,467	36,356	487,276	43,005	530,281

Total assets		219,435	3,882	223,317	697,179	21,726	718,905

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable		2,691	-	2,691	4,110	-	4,110
Current tax liabilities		3,140	-	3,140	6,345	-	6,345
Accrued and other liabilities	e,h	15,868	2,154	18,022	38,463	3,586	42,049
Deferred revenue	k	11,132	-	11,132	22,301	(946)	21,355
Dividends to shareholders	f	6,106	(6,106)	-	5,673	(5,673)	-

Total current liabilities		38,937	(3,952)	34,985	76,892	(3,033)	73,859

Net current assets		151,609	367	151,976	133,011	(18,246)	114,765

Non-current liabilities:
Deferred tax liabilities	g	-	-	-	-	776	776
Provisions	h	63	(63)	-	27	(27)	-
Long-term other payables		-	-	-	1,732	-	1,732

Total liabilities		39,000	(4,015)	34,985	78,651	(2,284)	76,367

Net assets		180,435	7,897	188,332	618,528	24,010	642,538

Shareholders’ equity
Share capital		512	-	512	675	-	675

Share premium account		81,137	-	81,137	434,026	-	434,026
Share option reserve		-	-	-	61,474	-	61,474
Retained earnings	a,b,e,f,j,l	100,874	4,768	105,642	124,851	15,440	140,291
Revaluation reserve	d,l	-	1,041	1,041	-	5,237	5,237
Cumulative translation adjustment	b,i	(2,088)	2,088	-	(2,498)	3,333	835

Total equity		180,435	7,897	188,332	618,528	24,010	642,538

(iv) Reconciliation of equity as at 30 June 2004 from UK GAAP to IFRS

	Notes	UK GAAP Unaudited £’000	Effect of transition to IFRS Unaudited £’000	IFRS Unaudited £’000

Assets
Current assets:
Cash and cash equivalents	m,n	15,202	85,054	100,256
Short-term investments	m,n	151,095	(85,054)	66,041
Accounts receivable		25,251	-	25,251
Inventories: finished goods		1,025	-	1,025
Prepaid expenses and other assets		9,978	-	9,978
Deferred tax assets	g,j	4,084	(4,084)	-

Total current assets		206,635	(4,084)	202,551

Non-current assets
Property, plant and equipment	c	12,678	(4,212)	8,466
Goodwill	a	1,823	268	2,091
Other intangible assets	b,c	4,316	4,212	8,528
Available-for-sale investments	d	5,263	3,280	8,543
Deferred tax assets	g,j	-	6,189	6,189

Total non-current assets		24,080	9,737	33,817

Total assets		230,715	5,653	236,368

Current liabilities
Accounts payable		2,813	-	2,813
Current tax liabilities		6,252		6,252
Accrued and other liabilities	e,h	12,510	2,299	14,809
Deferred revenue		12,632	-	12,632
Dividends to shareholders	f	2,872	(2,872)	-

Total current liabilities		37,079	(573)	36,506

Net current assets		169,556	(3,511)	166,045

Non-current liabilities:
Provisions	h	29	(29)	-

Total liabilities		37,108	(602)	36,506

Net assets		193,607	6,255	199,862

Share capital		513	-	513
Share premium account		82,326	-	82,326
Retained earnings	a,b,e,f,j,l	112,978	1,479	114,457
Revaluation reserve	d,l	-	2,688	2,688
Cumulative translation adjustment	b,i	(2,210)	2,088	(122)

Total equity		193,607	6,255	199,862

(v) Reconciliation of equity from UK GAAP to IFRS

	Notes	1 January 2004 £’000	30 June 2004 £’000	31 December 2004 £’000

Total equity as reported under UK GAAP		180,435	193,607	618,528
Adjustments for:
Amortisation of recognised intangibles on Axys acquisition	b	-	-	(167)
Amortisation of recognised intangibles on Artisan acquisition	b	-	-	(344)
Deferred tax on intangibles	g	-	-	204
Goodwill not amortised after date of transition	a	-	268	2,103
Dividends not recognised as liability until declared	f	6,106	2,872	5,673
Available-for-sale investments measured at fair value	d	1,487	3,280	6,922
Deferred tax on available-for-sale investments	g	(446)	(984)	(2,077)
Deferred tax on share-based payments	g,j	2,841	3,089	13,274

Embedded derivatives measured at fair value	e	(2,091)	(2,270)	(2,823)
Foreign exchange on valuation of intangible assets	b	-	-	1,245

Total equity as reported under IFRS		188,332	199,862	642,538

(vi) Reconciliation of goodwill from UK GAAP to IFRS

	Notes	1 January 2004 £’000	30 June 2004 £’000	31 December 2004 £’000

Goodwill as reported under UK GAAP		2,091	1,823	459,413
Adjustments for:
Amendments to provisional fair values	a	-	-	736
Cumulative difference on amortisation of goodwill	a	-	268	2,103
Separately identifiable intangible assets (net of deferred tax)	b	-	-	(45,996)
Fair value of deferred revenue and costs	k	-	-	(499)
Foreign exchange on valuation of intangible assets	b	-	-	1,322

Goodwill as reported under IFRS		2,091	2,091	417,079

3.	Explanation of material adjustments to equity at 31 December 2004, 30 June 2004 and 1 January 2004 and to profit for the year ended 31 December 2004 and for the six months ended 30 June 2004

The transition to IFRS resulted in the following changes in accounting policies:

a.	Goodwill Goodwill is not amortised under IFRS but is measured at cost less impairment losses. Under UK GAAP, goodwill was amortised on a straight-line basis over an estimate of the time the Company was to benefit from it. The change does not affect equity at 1 January 2004 because, as permitted by IFRS 1, goodwill arising on acquisitions before 1 January 2004 (date of transition to IFRS) has been frozen at the UK GAAP amounts subject to being tested for impairment at that date, the results of which assessment indicated no such impairment.

The 2004 annual report included a provisional assessment of the fair values of assets and liabilities acquired on acquisition of Artisan Components Inc. on 23 December 2004. Where these provisional values have been amended as estimates have been refined in 2005, adjustments to fair values have been recorded as prior year adjustments to goodwill for IFRS purposes. This would not have been the case under UK GAAP.

b.	Other intangible assets Under IFRS, intangible assets purchased as part of a business combination may meet the criteria set out in IFRS 3 for categorisation as intangible assets other than goodwill and are amortised over their useful economic lives. Under UK GAAP, intangible assets purchased as part of a business combination are included within the goodwill balance unless the asset can be identified and sold separately without disposing of the business as a whole. In August and December 2004, the Company acquired 100% of the issued share capital of Axys Design Automation Inc. and Artisan Components Inc. respectively. Both of these business combinations have been accounted for under IFRS 3. The Company has taken advantage of the exemption under IFRS 1 not to apply IFRS retrospectively to business combinations occurring before 1 January 2004, the date of transition to IFRS. Thus, at 31 December 2004, £76,658,000 of intangible assets recognisable under IFRS 3, but subsumed within goodwill under UK GAAP, have been reclassified as intangible assets. Amortisation expense in respect of these intangible assets has decreased profit for the year ended 31 December 2004 by £511,000.

Under IFRS, the difference between the book value of the intangible assets for accounting purposes and the tax value of these assets gives rise to a temporary difference. A deferred tax liability of £30,409,000 at 31 December 2004 has therefore been recorded. The deferred tax liability is released to the income statement in proportion to the amortisation of the related intangibles. The impact is to increase the profit for the year ended 31 December 2004 by £204,000.

As intangible assets and goodwill arising on overseas acquisitions are treated as foreign currency assets of the acquired entities under IFRS (but not under the Company’s UK GAAP accounting policies), related foreign exchange movements have been recorded in reserves.

c.	Computer software Under IFRS, computer software is classified within intangible assets. Under UK GAAP, computer software was classified as a tangible fixed asset. This change in accounting policy has resulted in a reclassification between plant, property and equipment and intangibles at 31 December 2004, 30 June 2004 and 1 January 2004.

d.	Publicly traded investments Publicly traded investments are classified as available-for-sale and are carried at fair value. Unrealised holding gains or losses on such securities are included, net of related taxes, directly in equity via a revaluation reserve. Impairment losses and realised gains and losses of such securities are reported in earnings. Under UK GAAP, these investments were carried at cost less any impairment charges.

e.	Embedded derivatives Under IFRS, where the Company enters into sales contracts denominated in a currency that is neither the functional currency of the Company nor the functional currency of the customer and where there are uninvoiced amounts on such contracts, such derivatives are carried at fair value. The resulting gain or loss is recognised in the income statement. Embedded derivatives were not revalued to fair value under UK GAAP.

f.	Dividends payable Dividends to shareholders declared after the period end but before the interim financial statements are authorised for issue are not recognised as a liability at the balance sheet date. A liability for a final dividend is recognised when the dividend is approved by shareholders; a liability for an interim dividend is recognised when paid. Furthermore, under IFRS, dividends are not shown in the income statement but are recorded directly in reserves via retained earnings. Under UK GAAP, dividends declared after the period end are recorded in the profit and loss account in the period to which they relate.

g.	Deferred tax assets and liabilities As required by IAS 1, “Presentation of financial statements”, deferred tax assets and liabilities have been classified as non- current assets and liabilities respectively. Under UK GAAP, these were included within current assets and liabilities respectively. Additionally, as required by IAS 12, “Income taxes”, deferred tax liabilities and assets have been offset where they arise in the same tax jurisdiction. Under UK GAAP, there was no such right of offset. The transition to IFRS has increased the Company’s deferred tax assets and liabilities as follows:

	Notes	1 January 2004 £’000	30 June 2004 £’000	31 December 2004 £’000

Deferred tax assets as reported under UK GAAP		3,585	4,084	20,832
Adjustment for:
Deferred tax on share-based payments	j	2,841	3,089	13,274

Deferred tax arising on available-for-sale investments measured at fair value	d	(446)	(984)	(2,077)
Netting-off of deferred tax assets and liabilities arising in same tax jurisdiction	g	-	-	(29,633)

Deferred tax assets as reported under IFRS		5,980	6,189	2,396

Deferred tax liabilities as reported under UK GAAP		-	-	-
Adjustments for:
Deferred tax liability arising on recognition of intangibles on Axys acquisition	b	-	-	795
Deferred tax liability arising on recognition of intangibles on Artisan acquisition	b	-	-	29,614
Netting-off of deferred tax assets and liabilities arising in same tax jurisdiction	g			(29,633)

Deferred tax liabilities as reported under IFRS		-	-	776

h.	Employer’s taxes on share options Under IFRS, employer’s taxes that are payable on the exercise of share options are calculated using the fair value of the Company’s shares at the balance sheet date, pro-rated over the vesting period of the options. Under UK GAAP, this calculation uses the market value of the Company’s shares at the balance sheet date. Additionally, under UK GAAP, employer’s taxes that are payable on the exercise of share options are included within provisions for liabilities and charges. Under IFRS, this is included within accrued and other liabilities.

i.	Other reserves As permitted by IFRS 1, the cumulative translation adjustment has been re-set to zero as at 1 January 2004. This has had no effect on net equity but has decreased retained earnings by £2,088,000 as at December 2004, 30 June 2004 and 1 January 2004 with matching offsetting adjustments to the cumulative translation adjustment.

j.	Share-based payments The Company issues equity-settled share-based payments to certain employees. In accordance with IFRS 2 equity-settled share-based payments are measured at fair value at the date of grant, in respect of options granted after 7 November 2002 and which were outstanding at 31 December 2004. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of the shares that will eventually vest. Under UK GAAP, the charge recorded represented the difference between the share price at the date of grant and the exercise price of the option. In addition, the Company took advantage of an exemption under which no charge was made in respect of SAYE options. Thus, under UK GAAP, a charge was made only in respect of the LTIP with no other share-based payments charges being recognised.

As a consequence of accounting for share-based payments, a temporary difference between the accounting and tax bases arises, and a deferred tax asset is recorded. The deferred tax asset arising is calculated by comparing the estimated amount of tax deduction to be obtained in the future (based on the Company’s share price at the balance sheet date) with the cumulative amount of the compensation expense recorded in the income statement. If the amount of estimated future tax deduction exceeds the cumulative amount of the remuneration expense at the statutory rate, the excess is recorded directly in equity, against retained earnings.

k.	Prepayments and deferred revenue The conventions under which the fair value of assets acquired and liabilities assumed in a business combination is determined differ between IFRS and UK GAAP. This has given rise to a difference in the fair value of prepayments and deferred revenue purchased as part of the Artisan acquisition.

l.	Reversal of impairments In 2004, a previous impairment of an available-for-sale investment was reversed. Under UK GAAP, this was taken as a credit to the income statement. However, under IFRS, this was taken directly to equity via the revaluation reserve.

m.	Cash Under IAS 7, “Cash flow statements”, deposits with a maturity of less than three months at inception which are convertible into known amounts of cash are included as cash and cash equivalents. Deposits with a maturity at inception of between three months and one year are shown as short-term investments.

Under UK GAAP, cash does not include short-term deposits and investments which cannot be withdrawn without notice and without incurring a penalty. Such items are shown as short-term investments.

n.	Changes to the cash flow statement The consolidated statement of cash flows prepared under IFRS presents substantially the same information as that required under UK GAAP.

Under IFRS only three categories of cash flow activity are required to be reported: operating, investing and financing. Cash flows from returns on investments and servicing of finance and cash flows from taxation shown under UK GAAP are included as operating activities and investing activities respectively under IFRS. There are no other material differences between the cash flow statement presented under IFRS and the cash flow statement presented under UK GAAP.

Independent review report to ARM Holdings plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2005 which comprises the IFRS consolidated income statement, the IFRS consolidated cash flow statement, the IFRS consolidated statement of changes in equity and the IFRS balance sheet at 30 June 2005. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in note 1, the next annual financial statements of the Group will be prepared in accordance with accounting standards adopted for use in the European Union. This interim report has been prepared in accordance with the basis set out in Note 1.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in note 1, there is, however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 31 December 2005 are not known with certainty at the time of preparing this interim financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

PricewaterhouseCoopers LLP
Chartered Accountants
Cambridge
19 July 2005

Notes:

(a) The maintenance and integrity of the ARM Holdings plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Note

     The results shown for Q2 2005, Q2 2004, H1 2005 and H1 2004 are unaudited.

     The results for ARM for Q2 2005 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the US GAAP financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2004 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2004.

     This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

     More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2004 including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section240 (3) of the Companies Act 1985. Statutory accounts of the Company in respect of the financial year ended 31 December 2004 have been delivered to the Registrar of Companies, upon which the Company’s auditors have given a report which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com/

ARM and ARM7TDMI are registered trademarks of ARM Limited. ARM7, ARM9, ARM926EJ-S, ARM11, SC100, Cortex and DesignStart are trademarks of ARM Limited. Artisan Components and Artisan are registered trademarks of ARM Physical IP, Inc., a wholly owned subsidiary of ARM. All other brands or product names are the property of their respective holders. ARM refers to ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY) together with its subsidiaries including ARM Limited, ARM Inc., ARM Physical IP Inc., Axys Design Automation Inc., Axys GmbH; ARM KK, ARM Korea Ltd, ARM Taiwan Ltd, ARM France SAS, ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium NV.; and ARM Embedded Solutions Pvt. Ltd.